UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dell Technologies, Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L202

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

February 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24703L202	Page 2 of 31

1.	Names of Reporting Persons. SL SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,047,589 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,047,589 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,047,589 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class B Common Stock beneficially owned represent 5.4% of the total common stock of Dell Technologies, Inc. (the “Issuer”) outstanding. See Item 5.

CUSIP NO. 24703L202	Page 3 of 31

1.	Names of Reporting Persons. SLTA SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,047,589 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,047,589 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,047,589 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.4% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 4 of 31

1.	Names of Reporting Persons. SLTA SPV-2 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,047,589 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,047,589 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,047,589 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.4% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 5 of 31

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,301,641 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,301,641 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,301,641 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.9% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 6 of 31

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,301,641 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,301,641 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,301,641 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.9% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 7 of 31

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,301,641 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,301,641 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,301,641 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.9% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 8 of 31

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,301,641 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,301,641 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,301,641 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.9% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 9 of 31

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,084,313 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,084,313 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,084,313 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.6% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 10 of 31

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 589,774 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 589,774 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 589,774 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 0.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 11 of 31

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,674,087 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,674,087 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,674,087 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.7% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 12 of 31

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,674,087 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,674,087 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,674,087 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.7% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 13 of 31

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,697,586 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,697,586 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,697,586 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 3.0% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 14 of 31

1.	Names of Reporting Persons. Silver Lake Technology Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 265,955 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 265,955 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,955 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent less than 0.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 15 of 31

1.	Names of Reporting Persons. Silver Lake Technology Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,963,541 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,963,541 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,963,541 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 3.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 16 of 31

1.	Names of Reporting Persons. SLTA V (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,963,541 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,963,541 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,963,541 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 3.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 17 of 31

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 136,986,858 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 136,986,858 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,986,858 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 19.1% of the total common stock of the Issuer outstanding. See Item 5.

EXPLANATORY NOTE

As disclosed on a Schedule 13G filed on February 14, 2019 by certain of the Reporting Persons, certain investment funds affiliated with Silver Lake Group, L.L.C. owned an aggregate of 136,986,858 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of Dell Technologies, Inc. (the “Issuer”), as of December 31, 2018. This Schedule 13D is being filed by the Reporting Persons, in connection with a purchase by Silver Lake Partners V DE (AIV), L.P. and its affiliated employee co-investment vehicle of $1 billion of Class B Common Stock of the Issuer from Silver Lake Partners III, L.P. and its affiliated employee co-investment vehicle. Following such purchase, the remaining shares of Class B Common Stock held on behalf of investors in Silver Laker Partners III, L.P. and its employee co-investment vehicle are held by a new entity, SL SPV-2, L.P., and Silver Lake Group, L.L.C. and its affiliated investment vehicles continue to own an aggregate of 136,986,858 shares of Class B Common Stock. Going forward, Silver Lake Group, L.L.C. and its affiliated investment vehicles will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”), of Dell Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dell Way, Round Rock, Texas, 78682.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1.	SL SPV-2, L.P. (“SPV-2”),

2.	SLTA SPV-2, L.P. (“SLTA GP”),

3.	SLTA SPV-2 (GP), L.L.C. (“SLTA SPV GP”),

4.	SLP Denali Co-Invest, L.P. (“SLP Denali”),

5.	SLP Denali Co-Invest GP, L.L.C. (“SLP Denali GP”),

6.	Silver Lake Technology Associates III, L.P. (“SLTA III”),

7.	SLTA III (GP), L.L.C. (“SLTA III GP”),

8.	Silver Lake Partners IV, L.P. (“SLP IV”),

9.	Silver Lake Technology Investors IV, L.P. (“SLTI IV”),

10.	Silver Lake Technology Associates IV, L.P. (“SLTA IV”),

11.	SLTA IV (GP), L.L.C. (“SLTA IV GP”),

12.	Silver Lake Partners V DE (AIV), L.P. (“SLP V”),

13.	Silver Lake Technology Investors V, L.P. (“SLTI V”),

14.	Silver Lake Technology Associates V, L.P. (“SLTA V”),

15.	SLTA V (GP), L.L.C. (“SLTA V GP”), and

16.	Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The general partner of SPV-2 is SLTA GP and the general partner of SLTA GP is SLTA SPV GP. The general partner of SLP Denali is SLP Denali GP, and the managing member of SLP Denali GP is SLTA III and the general partner of SLTA III is SLTA III GP. The general partner of each of SLP IV and SLTI IV is SLTA IV, and the general partner of SLTA IV is SLTA IV GP. The general partner of each of SLP V and SLTI V is SLTA V, and the general partner of SLTA V is SLTA V GP. The managing member of each of SLTA SPV GP, SLTA III GP, SLTA IV GP and SLTA V GP is SLG.

The principal business of each of SPV-2, SLP Denali, SLP IV, SLTI IV, SLP V and SLTI V is to invest in securities. The principal business of SLTA GP is to serve as the general partner of SPV-2. The principal business of SLTA SPV GP is to serve as the general partner of SLTA GP. The principal business of SLP Denali GP is to serve as the general partner of SLP Denali and to manage investments through other partnerships and limited liability companies. The principal business of SLTA III is to serve as the managing member of SLP Denali GP and to manage investments through other partnerships and limited liability companies. The principal business of SLTA III GP is to serve as the general partner of SLTA III and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV is to serve as the general partner of each of SLP IV and SLTI IV and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV GP is to serve as the general partner of SLTA IV and to manage investments through other partnerships and limited liability companies. The principal business of SLTA V is to serve as the general partner of each of SLP V and SLTI V and to manage investments through other partnerships and limited liability companies. The principal business of SLTA V GP is to serve as the general partner of SLTA V and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of each of SLTA SPV GP, SLTA III GP, SLTA IV GP and SLTA V GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Issuer’s acquisition of Dell Inc., Denali Co-Invest, SLP IV and SLTI IV, along with Silver Lake Partners III, L.P. (“SLP III”) and Silver Lake Technology Investors III, L.P. (“SLTI III” and together with SLP III, “Silver Lake III”) acquired an aggregate of 97,122,164 shares of Series B common stock of the Issuer for an aggregate price of $1,335,429,751 in October 2013. Such shares, when combined with the 913,951 shares issued to Denali Co-Invest and an aggregate 145,704 shares issued to SLP III and SLTI III as a result of a contemporaneous rollover and a recapitalization of the Issuer’s common stock, respectively, in the acquisition of Dell Inc., resulted in 98,181,818 shares of Series B common stock held by affiliates of SLG. In connection with the Issuer’s acquisition of EMC Corporation in September 2016, each share of Series B common stock was converted into one share of Class B Common Stock and the above entities purchased an aggregate of 38,805,040 additional shares of Class B Common Stock for an aggregate purchase price of $1,067,138,600, or $27.50 per share. On February 14, 2019, Silver Lake III sold an aggregate of 21,963,541 shares of Class B Common Stock to SLP V and SLTI V, with SLP V and SLTI V purchasing 21,697,586 and 265,955 shares of Class B Common Stock, respectively, in each case, at a price determined by reference to a volume weighted average price per share over a reference period of 15 trading days beginning on January 11, 2019, equal to $45.53 per share. The 39,047,589 remaining shares of Class B Common Stock originally held by Silver Lake III and not sold to SLP V or SLTI V were contributed to SPV-2, which currently holds such remaining shares. The source of funds for all such purchases were from general funds available to such purchasers, including capital contributions from their respective investors, and in the case of shares purchased by SLP V, for cash management purposes in advance of a capital call, short-term borrowings under an existing revolving credit facility, which amounts are expected to be repaid upon the funding of capital contributions from its investors.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Class B Common Stock for long-term investment purposes and the attendant rights with respect to the Issuer, further described below in Item 6. As previously stated publicly by a Managing Director of Silver Lake, the fund-to-fund transaction described herein allows Silver Lake to reaffirm its commitment to and extend its investment horizon in the Issuer.

Mr. Egon Durban and Mr. Simon Patterson, each a Managing Director of Silver Lake, currently serve as members of the board of directors of the Issuer.

Although no Reporting Person currently has any specific plan or proposal to sell the Class B Common Stock (or the Class C Common Stock receivable upon conversion) and/or otherwise increase or decrease their investment in the Issuer, other than as described in Item 6 below, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer (including, without limitation, distributing some or all of such shares of Class B Common Stock (or the Class C Common Stock receivable upon conversion) to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable and in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Registration Rights Agreement (described in Item 6 below), the SLP stockholders (as defined below) may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell shares of Class C Common Stock utilizing such registration statement.

Each Reporting Person, solely in its capacity as a stockholder of the Issuer, may engage in communications with one or more other stockholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer. Each of the Reporting Persons, in its capacity as a stockholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a) through (j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 136,986,858 shares of the Issuer’s Class B Common Stock, which constitutes approximately 19.1% of the total outstanding common stock of the Issuer, based on 718,434,605 shares of common stock outstanding in total as of December 28, 2018, as set forth in the Issuer’s Current Report on Form 8-K, filed on December 28, 2018.

Subject to the terms of the Issuer’s amended and restated certificate of incorporation, each holder of record of: (1) Class A Common Stock is entitled to 10 votes per share of Class A Common Stock; (2) Class B Common Stock is entitled to 10 votes per share of Class B Common Stock; (3) Class C Common Stock is entitled to one vote per share of Class C Common Stock; and (4) Class D Common Stock is not entitled to any vote on any matter except to the extent required by provisions of Delaware law (in which case such holder is entitled to one vote per share of Class D Common Stock), in the case of each of (1) through (4), which is outstanding in such holder’s name on the books of the Company and which is entitled to vote. The board of directors of the Issuer has a class consisting of the Group I Directors (as defined in the Issuer’s Fifth Amended and Restated Certificate of Incorporation) and, beginning with the second annual meeting following the closing of the Issuer’s repurchase of the Class V Common Stock, a class consisting of the Group IV Director (as defined in the Issuer’s Fifth Amended and Restated Certificate of Incorporation). The holders of shares of all series of common stock outstanding will vote as one class with respect to the election of all Group I Directors and, beginning with the second annual meeting of stockholders of the Company following the closing of the Issuer’s repurchase of the Class V Common Stock, and annually thereafter, the holders of Class C Common Stock will vote separately as a series with respect to the election of the Group IV Director. With respect to all other matters to be voted on by stockholders of the Company, the holders of shares of all series of common stock outstanding will vote as one class. As a result of the above, the 136,986,858 shares of Class B Common Stock beneficially owned in the aggregate by the Reporting Persons is entitled to approximately 24.3% of the combined voting power of the common stock of the Issuer, based on 718,434,605 shares of common stock outstanding in total, including 171,909,324 shares of Class C Common Stock outstanding, as of December 28, 2018, as set forth in the Issuer’s Current Report on Form 8-K, filed on December 28, 2018.

The Reporting Persons may be deemed to beneficially own an aggregate of 136,986,858 shares of the Issuer’s Class C Common Stock, based on 136,986,858 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class C Common Stock on a one-for-one basis at any time at the holder’s election, representing approximately 44.3% of the issued and outstanding shares of the Issuer’s Class C Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 171,909,324 shares of Class C Common Stock of the Issuer outstanding as of December 28, 2018, as set forth in the Issuer’s Current Report on Form 8-K, filed on December 28, 2018, and assuming conversion of all outstanding shares of Class B Common Stock which may be deemed to be beneficially owned by the Reporting Persons into shares of Class C Common Stock.

Information with respect to the beneficial ownership of Class C Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

The references to and description of the Issuer’s amended and restated certificate of incorporation set forth above is not intended to be complete and is qualified in its entirety by reference to the full text of such certificate, which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2018.

(c) Except as set forth in Item 3 and Annex A of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class C Common Stock during the past 60 days.

(d) Not applicable.

(e) As described in the Explanatory Note, certain entities previously reporting beneficial ownership of shares of Class C Common Stock (as a result of ownership of Class B Common Stock) on a Schedule 13G, filed on February 14, 2019 are no longer beneficial owners of Class C Common Stock as of February 14, 2019. As a result, this filing represents an exit filing for each of Silver Lake Partners III, L.P. and Silver Lake Technology Investors III, L.P., as the interests in the Issuer previously held through Silver Lake Partners III, L.P. and Silver Lake Technology Investors III, L.P. were either sold to SLP V and SLTI V, or contributed and held by SPV-2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

SLP Stockholders Agreement

SPV-2, SLP IV, SLTI IV, SLP Denali, SLP V and SLTI V (collectively with their permitted transferees, the “SLP stockholders”) are parties to a SLP Stockholders Agreement, dated as of December 25, 2018 (the “SLP Stockholders Agreement”), by and among the SLP Stockholders, the Issuer, certain wholly owned subsidiaries of the Issuer, and, solely with respect to the specified provisions relating to the tag-along rights described below, certain representations and provisions relating to certain tax matters, Michael S. Dell (“MD”) and Susan Lieberman Dell Separate Property Trust (together with MD and their respective permitted transferees, the “MD stockholders”).

The SLP Stockholders Agreement provides, among other matters:

Nomination Rights

Each of the MD stockholders and the SLP stockholders have the right to nominate a number of individuals for election as directors of the Issuer which is equal to (1) in the case where the MD stockholders and SLP stockholders beneficially own more than 70% of the total voting power for the regular election of directors of the Issuer, the percentage of (x) the total voting power for the regular election of directors beneficially owned by the MD stockholders or by the SLP stockholders, as the case may be, multiplied by (y) the number of directors then on the board of directors (and any vacancy thereon) who are not members of the audit committee, or (2) in the case where the MD stockholders and SLP stockholders beneficially own 70% or less of the total voting power for the regular election of directors of the Issuer, the percentage of (x) the total voting power for the regular election of directors beneficially owned by the MD stockholders or by the SLP stockholders, as the case may be, multiplied by (y) the number of directors then on the board of directors (and any vacancy thereon), in each case rounded up to the nearest whole number. Further, so long as the SLP stockholders beneficially own at least 5% of the total voting power for the regular election of directors of the Issuer, the SLP stockholders are entitled to nominate at least one individual for election to the board of directors as a Group I Director.

If any person nominated by the MD stockholders or the SLP stockholders ceases to serve on the board of directors as a Group I Director for any reason (except as a result of a reduction in such stockholder’s right to nominate Group I Directors pursuant to, with respect to the SLP stockholders, the SLP Stockholders Agreement and, with respect to the MD stockholders, the MD Stockholders Agreement (as defined below)), then the stockholder who nominated such Group I Director is entitled to nominate a replacement so long as the stockholder is entitled to nominate at least one Group I Director to the board of directors at such time.

Board Size

So long as the MD stockholders, together with MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC (together with their permitted transferees, the “MSD Partners stockholders”), in the aggregate beneficially own common stock representing a majority of the total voting power of the Issuer’s outstanding common stock, the SLP stockholders will use their reasonable best efforts to expand the size of the board of directors to up to 21 directors at the request of the MD stockholders.

Support Obligations

For so long as either the MD stockholders or the SLP stockholders have the right to nominate at least one Group I Director under, with respect to the MD stockholders, the MD Stockholders Agreement and, with respect to the SLP stockholders, the SLP Stockholders Agreement, each of the Issuer and the SLP stockholders will agree to nominate such Group I Director(s) for election as part of the slate of directors that is included in the Issuer’s proxy statement and to provide the highest level of support for the election of such nominees as it provides to any other individual standing for election as a director of the Issuer. The SLP stockholders also are obligated to vote in favor of each Group I Director nominated by the MD stockholders or the SLP stockholders in accordance with the MD Stockholders Agreement or the SLP Stockholders Agreement, as applicable, unless the SLP stockholders elect to terminate such arrangements under the SLP Stockholders Agreement. Further, under the SLP Stockholders Agreement, the SLP stockholders may not nominate or support any person who is not nominated by the MD stockholders or the SLP stockholders or the then incumbent directors of the Issuers.

Committee Rights

For so long as the SLP stockholders are entitled to nominate at least one Group I Director, they may have at least one of their nominees then serving on the board of directors serve on each committee of the board (except the audit committee), to the extent permitted by applicable law and stock exchange rules and subject to certain exceptions.

Chairman and CEO Approval Right

For so long as the SLP stockholders beneficially own at least 5% of the Issuer’s outstanding common stock (without regard to voting power), if Mr. Dell experiences a Disabling Event (as defined in the SLP Stockholders Agreement), the SLP stockholders shall have the right to approve the appointment of a new Chairman of the Board and/or Chief Executive Officer of the Issuer.

Transfer Restrictions

The SLP stockholders generally are subject to provisions that, with specific exceptions, restrict their sale or other transfer of outstanding shares of any class of the Issuer’s common stock (including the Class B Common Stock and Class C Common Stock) or any equity or debt securities convertible or exercisable for shares of the Issuer’s common stock (such securities, together with the Issuer’s common stock, the “DTI securities”) until June 27, 2019, the 181st day following the consummation of the Issuer’s repurchase of the Class V Common Stock, par value $0.01 per share, of the Issuer (the “Class V Common Stock”). These transfer restriction may only be waived by the Issuer with the consent of the Special Committee (as defined in the SLP Stockholders Agreement).

Tag-along Rights

If the MD stockholders propose to (1) transfer all or a portion of their DTI securities equal to 10% or more of the then-outstanding common stock to any person (other than their permitted transferees) or (2) enter into a sale or business combination transaction with any person not affiliated with the MD stockholders or the Issuer involving the transfer of a majority of the fully-diluted common stock or of the aggregate voting power of the common stock or substantially all of the assets of the Issuer and its subsidiaries (subject to specified qualifications and exceptions), the SLP stockholders may exercise tag-along rights to sell their DTI securities on the same terms, conditions and price as the MD stockholders, subject to certain limitations. These tag-along rights will expire on the earlier to occur of (a) June 28, 2020 and (b) such date as the MD stockholders no longer beneficially own common stock of the Issuer representing a majority of the common stock of the Issuer beneficially owned by them immediately following the closing of Dell Inc.’s going-private transaction on October 29, 2013.

Consent Right

For so long as the SLP stockholders own any DTI securities, they have a consent right over any amendment to or waiver by the Issuer under the MSD Partners Stockholders Agreement (as defined below). This consent right generally excludes amendments to or waivers of provisions of the MSD Partners Stockholders Agreement relating to transfer restrictions.

Renunciation of Corporate Opportunities and Indemnification

The Issuer agrees to renounce corporate opportunities presented to any director or officer of the Issuer or any of its subsidiaries who is also a director, officer, employee, managing director or other affiliate of the SLP stockholders of their affiliated management companies and investment vehicles. Further, the Issuer agrees, subject to certain exceptions, to indemnify the SLP stockholders and specified affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control of or an ability to influence, the Issuer.

The SLP Agreement may terminated by the written consent of the Issuer and the SLP stockholders, so long as the SLP stockholders own DTI securities. The SLP stockholders may also terminate certain governance-related provisions of the SLP Stockholders Agreement, including the director nomination and support obligations, in their sole discretion at any time at which they beneficially own less than 5% of the issued and outstanding shares of Class C Common Stock (after giving effect to the conversion of all shares of common stock owned by the SLP stockholders into Class C Common Stock).

Management Stockholders Agreement

The SLP stockholders are parties to a Second Amended and Restated Management Stockholders Agreement, dated as of December 25, 2018 (the “Management Stockholders Agreement”), by and among the SLP stockholders, the Issuer, the MD stockholders and certain management stockholders named therein.

The Management Stockholders Agreement provides, among other matters, that the management stockholder parties thereto are subject to certain transfer restriction provisions that, with specific exceptions, restrict their sale or other transfer of applicable DTI securities until June 27, 2019, the 181st day following the consummation of the Issuer’s repurchase of the Class V Common Stock. Beginning on June 27, 2019, the management stockholder parties will be permitted to sell shares of the Issuer’s common stock, subject to certain volume limitations. Waivers of these transfer restrictions may only be granted by the Issuer.

In addition, the Management Stockholders Agreement grants certain executive officers of the Issuer the right to cause the Issuer to repurchase certain DTI securities from such persons following the termination of their employment.

All transfer restrictions pursuant to the Management Stockholders Agreement, along with the put rights, will terminate on December 27, 2020 or earlier upon consummation of any underwritten registered offering of shares of Class C Common Stock.

The Management Stockholders Agreement may be terminated by the written consent of the MD stockholders (so long as they hold DTI securities), the SLP stockholders (so long as they own DTI securities) and the holders of a majority of the DTI securities held by all of the management stockholder parties thereto.

Class C Stockholders Agreement

The SLP stockholders are parties to an Amended and Restated Class C Stockholders Agreement, dated as of December 25, 2018 (the “Class C Stockholders Agreement”), by and among the SLP stockholders, the Issuer, the MD stockholders, Venezio Investments Pte. Ltd. and its permitted transferees (“Temasek”).

Pursuant to the Class C Stockholders Agreement, among other matters, Temasek is subject to certain transfer restriction provisions that, with specific exceptions, restrict their sale or other transfer of any DTI securities until June 27, 2019, the 181st day following the consummation of the Issuer’s repurchase of its Class V Common Stock. These transfer restrictions may only be waived by the Issuer with the consent of the Special Committee (as defined in the Class C Stockholders Agreement).

The Class C Stockholders Agreement also provides Temasek with tag-along rights with respect to a transfer of DTI securities by the MD stockholders equal to 10% or more of the then-outstanding common stock of the Issuer, subject to certain limitations. Such tag-along rights will expire on the earlier to occur of (a) June 28, 2020 and (b) such date as the MD stockholders no longer beneficially own common stock of the Issuer representing a majority of the common stock of the Issuer beneficially owned by them immediately following the closing of Dell Inc.’s going-private transaction on October 29, 2013.

The Class C Stockholders Agreement may be terminated by the written consent of the MD stockholders (so long as they hold DTI securities), the SLP stockholders (so long as they own DTI securities) and the holders of a majority of the DTI securities held by Temasek.

Class A Stockholders Agreement

The SLP stockholders are parties to a Second Amended and Restated Class A Stockholders Agreement, dated as of December 25, 2018 (the “Class A Stockholders Agreement”), by and among the SLP stockholders, the Issuer, the MD stockholders, and the certain holders of shares of Class A Common Stock of the Issuer named therein (together with their permitted transferees, the “New Class A stockholders”).

Pursuant to the Class A Stockholders Agreement, among other matters, the New Class A stockholders are subject to certain transfer restrictions that, with specific exceptions, restrict their sale or other transfer of any DTI securities until June 27, 2019, the 181st day following the consummation of the Issuer’s repurchase of its Class V Common Stock. These transfer restrictions may only be waived by the Issuer with the consent of the Special Committee (as defined in the Class A Stockholders Agreement).

The Class A Stockholders Agreement may be terminated by the written consent of the MD stockholders (so long as they hold DTI securities), the SLP stockholders (so long as they own DTI securities) and the holders of a majority of the DTI securities held by all of the New Class A stockholders.

MD Stockholders Agreement and MSD Partners Stockholders Agreement

The MD stockholders, the Issuer and certain wholly owned subsidiaries of the Issuer are parties to a MD Stockholders Agreement, dated as of December 25, 2018 (the “MD Stockholders Agreement”). The MSD Partners stockholders, the Issuer, certain wholly owned subsidiaries of the Issuer, and, solely with respect to the specified provisions relating to tag-along rights, certain representations and provisions relating to certain tax matters, the MD stockholders, are parties to a MSD Partners Stockholders Agreement, dated as of December 25, 2018 (the “MSD Partners Stockholders Agreement”). Although the SLP stockholders are not parties to either the MD Stockholders Agreement or MSD Partners Stockholders Agreement, such agreements contain certain covenants between the Issuer and the MD stockholders, with respect to the MD Stockholders Agreement, and the Issuer and the MSD Partners stockholders, with respect to the MSD Partners Stockholders Agreement, that relate to the support of persons nominated to serve as directors by the SLP stockholders. The MD stockholders have agreed with the Issuer to provide the highest level of support for the election of each SLP stockholder nominee(s) as they provide to any other individual standing for election as a director of the Issuer, including voting in favor of such nominee, and the MSD Partners have agreed to vote in favor of the election of each director that is included as part of the slate of directors that is included in the Issuer’s proxy statement and whose election has been recommended by the Issuer’s board of directors. Each of the MD stockholders and MSD Partners stockholders may not nominate or support any person who is not nominated by the then incumbent directors of the Issuer or pursuant to the SLP Stockholders Agreement or MD Stockholders Agreement.

Registration Rights Agreement

The SLP stockholders are parties to a Second Amended and Restated Registration Stockholders Agreement, dated as of December 25, 2018 (the “Registration Rights Agreement”), by and among the SLP stockholders, the Issuer, the MD stockholders, the MSD Partners stockholders, Temasek and certain management stockholders named therein.

Securities Registrations

Pursuant to the Registration Rights Agreement, certain of the SLP stockholders and certain of the other stockholder parties to the Registration Rights Agreement, their affiliates and certain of their transferees have the right to demand that the Issuer register shares of Class C Common Stock to be sold by them. Subject to certain exceptions, such registration demands are limited in number and each registration demand must be expected to result in aggregate net cash proceeds to the participating registration rights holders in excess of $100 million. In certain circumstances, the Issuer may postpone the filing of a registration statement for up to 90 days in any twelve-month period.

The Issuer is required to use its reasonable best efforts to register the sale of shares of Class C Common Stock by certain stockholder parties thereto on a registration statement on Form S-3, permitting such stockholder parties to make sales of shares of Class C Common Stock into the market from time to time over an extended period. Subject to certain limitations, at any time when the Issuer has an effective shelf registration statement, the SLP stockholders and certain other stockholder parties to the Registration Rights Agreement each will have the right to make no more than two marketed underwritten shelf takedowns during any twelve-month period.

In addition, SLP stockholders and certain of the other stockholder parties to the Registration Rights Agreement also will have the ability to exercise certain piggyback registration rights in respect of shares of Class C Common Stock to be sold by them in connection with registered offerings requested by certain other parties thereto or initiated by the Issuer.

Transfer Restrictions

Pursuant to the Registration Rights Agreement, none of the stockholder parties thereto may offer, sell, pledge, transfer, loan, grant any option to purchase or short sell, or otherwise dispose of, any securities of the Issuer or securities convertible or exchangeable into such securities until June 27, 2019, the 181st day following the consummation of the Issuer’s repurchase of the Class V Common Stock, subject to certain exceptions. The exceptions to this transfer restriction include transfers to permitted transferees and transfers pursuant to a waiver provided by the Issuer with the approval of the Issuer’s Special Committee (as defined in the Registration Rights Agreement). If these transfer restrictions are waived in whole or in part with respect to the SLP stockholders, the MD stockholders or the MSD Partners stockholders, then each other stockholder of the Issuer that is subject to similar transfer restrictions pursuant to the SLP Stockholders Agreement, the MD Stockholders Agreement, the MSD Partners Stockholders Agreement, the Management Stockholders Agreement, the Class A Stockholders Agreement or the Class C Stockholders Agreement will be correspondingly released with respect to a pro rata portion of shares of vested common stock of the Issuer and the number of shares underlying vested, in-the-money stock options of the Issuer held by such other stockholder.

In addition, in connection with certain underwritten offerings, the Issuer may require the SLP stockholders and the other stockholder parties thereto, subject to certain exceptions, to agree to thirty or ninety day transfer restrictions.

The Registration Rights Agreement also contains certain customary cross-indemnification and expense provisions. The Registration Rights Agreement will terminate with respect to all parties with the prior written consent of the MD stockholders and the SLP stockholders or, with respect to any individual stockholder party, at such time as such party does not beneficially own any registrable shares subject to the Registration Rights Agreement.

SLP Denali Share Distribution

On or about July 2, 2019, pursuant to the terms of its limited partnership agreement, as amended, SLP Denali will distribute a number of shares of Class C Common Stock pro rata to its partners equal to 50% of the number shares of the Issuer’s common stock (including Class B Common Stock) that it owned on September 25, 2018, resulting in an expected distribution of approximately 17,650,820 shares, subject to any decision by SLP Denali to distribute some or all of such shares prior to such date. On or about January 2, 2020, pursuant to the terms of its limited partnership agreement, as amended, SLP Denali will distribute all remaining shares of the Issuer’s common stock that it then owns pro rata to its partners.

References to and descriptions of the SLP Stockholders Agreement, the Management Stockholders Agreement, the Class C Stockholders Agreement, the Class A Stockholders Agreement and the Registration Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein. References to and descriptions of the MD Stockholders Agreement and the MSD Partners Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement, which are filed as Exhibits 10.1 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2018.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

SLP Stockholders Agreement, dated as of December 25, 2018, incorporated by reference to Exhibit 10.2 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2018.

C.	Joinder to SLP Stockholders Agreement, dated February 14, 2019.

D.

Second Amended and Restated Management Stockholders Agreement, dated as of December 25, 2018, incorporated by reference to Exhibit 10.5 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2018.

E.	Joinder to Second Amended and Restated Management Stockholders Agreement, dated February 14, 2019.

F.

Amended and Restated Class C Stockholders Agreement, dated as of December 25, 2018, incorporated by reference to Exhibit 10.6 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2018.

G.	Joinder to Amended and Restated Class C Stockholders Agreement, dated February 14, 2019.

H.

Second Amended and Restated Class A Stockholders Agreement, dated as of December 25, 2018, incorporated by reference to Exhibit 10.7 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2018.

I.	Joinder to Second Amended and Restated Class A Stockholders Agreement, dated February 14, 2019.

J.

Second Amended and Restated Registration Rights Agreement, dated as of December 25, 2018, incorporated by reference to Exhibit 10.4 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 28, 2018.

K.	Joinder to Second Amended and Restated Registration Rights Agreement, dated February 14, 2019.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

SL SPV-2, L.P.
By:	SLTA SPV-2, L.P., its general partner
	By:	SLTA SPV-2 (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA SPV-2, L.P.
By:	SLTA SPV-2 (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA SPV-2 (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Partners V DE (AIV), L.P.
By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors V, L.P.
By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates V, L.P.
By:	SLTA V (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA V (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class C Common Stock, except that Mr. Bingle holds 108 shares of Class C Common Stock and a total of 118 shares of Class C Common Stock are held in accounts for the benefit of Mr. Hao’s family and a charitable family foundation, in each case, which shares were received in connection with the exchange of previously owned Class V common stock of the Issuer for Class C Common Stock on December 28, 2018.